Exhibit 99

Regency Retail Partners

Index to Financial Statements

Regency Retail Partners

Report of Independent Registered Public Accounting Firm	1
Combined Balance Sheets as of December 31, 2008 (unaudited) and 2007	2
Combined Statement of Operations for the year ended December 31, 2008 (unaudited) and the period from December 21, 2006 (inception) to December 31, 2007	3
Combined Statement of Changes in Members’ Capital for the year ended December 31, 2008 (unaudited) and the period from December 21, 2006 (inception) to December 31, 2007	4
Combined Statement of Cash Flows for the year ended December 31, 2008 (unaudited) and the period from December 21, 2006 (inception) to December 31, 2007	5
Notes to Combined Financial Statements	6

All other schedules are omitted because of the absence of conditions under which they are required, materiality or because information required therein is shown in the combined financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors of the Managing Member of

Regency Retail Partners:

We have audited the accompanying combined balance sheet of Regency Retail Partners (as defined in Note 1(a)) as of December 31, 2007, and the related combined statements of operations, changes in members’ capital, and cash flows for the period from December 21, 2006 (inception) to December 31, 2007. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Regency Retail Partners (as defined in Note 1(a)) as of December 31, 2007, and the results of their operations and their cash flows for the period from December 21, 2006 (inception) to December 31, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Jacksonville, Florida

March 27, 2008

Certified Public Accountants

Regency Retail Partners

Combined Balance Sheets

December 31, 2008 and 2007

(in thousands, except unit data)

	2008	2007
	(unaudited)
Assets
Real estate investments at cost (notes 2 and 6):
Land	$106,562	64,882
Buildings and improvements	237,758	119,779

	344,320	184,661
Less: accumulated depreciation	8,163	2,277

Net real estate investments	336,157	182,384

Cash and cash equivalents	2,998	1,551
Restricted cash	1,274	-
Tenant receivables, net of allowance for uncollectible accounts of $277 and $32 in 2008 and 2007, respectively	4,707	1,779
Deferred costs, less accumulated amortization of $183 and $42 in 2008 and 2007, respectively	1,470	510
Acquired lease intangible assets, less accumulated amortization of $7,802 and $1,258 in 2008 and 2007, respectively (note 3)	33,799	22,417
Other assets	165	-

Total assets	$380,570	208,641

Liabilities and Members’ Capital
Liabilities:
Notes payable (note 4)	209,410	105,220
Accounts payable and other liabilities	3,126	453
Acquired lease intangible liabilities, less accumulated accretion of $3,090 and $590 in 2008 and 2007, respectively (note 3)	15,155	8,306
Tenants’ security deposits	294	253

Total liabilities	227,985	114,232

Commitments and contingencies (notes 6 and 8)

Members’ Capital (note 5):
Preferred units, par value $1,000; 12.5% distribution rate: 250 units issued and outstanding at December 31, 2008 and 2007, liquidation preference $1,000	250	250
Common units; 162,127.00 and 96,670.95 units outstanding at December 31, 2008 and 2007, respectively	152,335	94,159

Total members’ capital	152,585	94,409

Total liabilities and members’ capital	$380,570	208,641

See accompanying notes to combined financial statements.

Regency Retail Partners

Combined Statements of Operations

For the year ended December 31, 2008 and the period from

December 21, 2006 (inception) to December 31, 2007

(in thousands)

	2008	2007
	(unaudited)
Revenues:
Minimum rent (note 6)	$21,683	9,459
Recoveries from tenants	6,270	2,517
Other revenues	113	25

Total revenues	28,066	12,001

Operating expenses:
Depreciation and amortization	12,060	3,519
Real estate taxes	3,694	1,240
Operating and maintenance	2,943	1,128
General and administrative	239	897
Property management fees (note 7)	895	378

Total operating expenses	19,831	7,162

Other expense:
Interest expense, net of interest income of $117 and $121 in 2008 and 2007, respectively	9,833	4,020

Total other expense	9,833	4,020

Net (loss) income	(1,598)	819

Preferred unit distributions	(31)	(30)

Net (loss) income for common unit holders	$(1,629)	789

See accompanying notes to combined financial statements.

Regency Retail Partners

Combined Statements of Changes in Members’ Capital

For the year ended December 31, 2008 and the period from

December 21, 2006 (inception) to December 31, 2007

(in thousands)

	Preferred Units	Common Units	Total Members’ Capital
Balance at December 21, 2006	$-	-	-
Common units issued, net	-	96,258	96,258
Preferred units issued	250	-	250
Preferred unit distribution	(30)	-	(30)
Cash distributions to members	-	(2,888)	(2,888)
Net income	30	789	819

Balance at December 31, 2007	$250	94,159	94,409
Common units issued, net	-	65,130	65,130
Preferred unit distribution	(31)	-	(31)
Cash distributions to members	-	(5,325)	(5,325)
Net income (loss)	31	(1,629)	(1,598)

Balance at December 31, 2008 (unaudited)	$250	152,335	152,585

See accompanying notes to combined financial statements.

Regency Retail Partners

Combined Statement of Cash Flows

For the year ended December 31, 2008 and the period from

December 21, 2006 (inception) to December 31, 2007

(in thousands)

		2008	2007
		(unaudited)
Cash flows from operating activities:
Net (loss) income		$(1,598)	819
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization		12,060	3,519
Deferred leasing costs		(204)	-
Amortization of loan costs and debt premiums		201	42
Changes in assets and liabilities:
Tenant receivables, net		(2,479)	(1,747)
Accounts payable and other liabilities		588	453
Security deposits		41	-
Other assets		(165)	-
Above and below market lease intangibles, net		(2,121)	(573)

Net cash provided by operating activities		6,323	2,513

Cash flows from investing activities:
Restricted cash		(1,274)	-
Master lease receipts		272	-
Acquisition of operating real estate		(93,374)	(168,384)
Additions to real estate		(751)	(28)

Net cash used in investing activities		(95,127)	(168,412)

Cash flows from financing activities:
Proceeds from issuance of preferred units		-	250
Proceeds from issuance of common units, net		57,590	77,570
Distributions paid to preferred unit holders		(31)	(30)
Cash distributions to members		(5,325)	(2,888)
Proceeds from notes payable		50,120	93,100
Proceeds from subscription line, net		1,100	-
Scheduled principal payments on mortgage payables		(186)	-
Repayments on mortgage payables		(12,120)	-
Deferred loan costs		(897)	(552)

Net cash provided by financing activities		90,251	167,450

Net increase in cash and cash equivalents		1,447	1,551

Cash and cash equivalents at beginning of the year		1,551	-

Cash and cash equivalents at end of the year		$2,998	1,551

Supplemental disclosure of cash flow information:

Cash paid for interest		$9,068	3,768

Bridge loan provided by seller for the acquisition of real estate, at fair value		$-	12,120

Common units issued for the contribution of real estate		$7,540	18,688

Tenant receivables acquired through acquisition of operating real estate		$722	32

Tenants’ security deposits assumed through acquisition of operating real estate	$		253

Accounts payable and other liabilities assumed through acquisition of operating real estate		$2,084	-

Mortgage loan assumed through acquisition of operating real estate, net		$65,206	-

See accompanying notes to combined financial statements.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2008 (unaudited) and 2007

1.	Summary of Significant Accounting Policies

(a)	Organization and Principles of Combination

General

Regency Retail Partners (the “Fund”) was formed on December 21, 2006 through a series of operating, property management, and leasing agreements (collectively, the “Agreement”) for the purpose of acquiring, managing and otherwise dealing in and with real estate investments in the United States of America. It is an open-end, infinite-life investment fund with a total committed capital of approximately $564.6 million. At December 31, 2008, the ratio of total contributed capital to committed capital was 28.7%.

Estimates, Risks, and Uncertainties

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates in the Fund’s financial statements relate to the carrying values of its investments in real estate including its shopping centers and tenant receivables. Each of these items could be significantly affected by the current economic recession.

Because of the adverse conditions that exist in the real estate markets, as well as, the credit and financial markets, it is possible that the estimates and assumptions that have been utilized in the preparation of the combined financial statements could change significantly. Specifically as it relates to the Fund’s business, the current economic recession is expected to result in a higher level of retail store closings nationally, which could reduce the demand for leasing space in the Fund’s shopping centers and result in a decline in occupancy and rental revenues in its real estate portfolio.

Combination

The combined financial statements include the entities in which the various collective members have invested in the Fund. All significant intercompany accounts and transactions are eliminated.

In accordance with Rule 3-09 of Regulation S-X, the Fund has presented combined financial statements of the legal entities rather than separate financial statements for each legal entity. The Fund believes that reporting the financial results of any one legal entity by itself would not be meaningful to users. The following legal entities have been combined in the accompanying financial statements: Regency Retail Partners, LP; RRP German Feeder, LP; RRP GIC RE Feeder, LP; RRP Operating, LP; RRP Parent REIT, Inc.; and RRP Subsidiary REIT, LP.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2008 (unaudited) and 2007

Ownership of the Fund

The Fund’s capital includes general and limited Common Unit and Preferred Unit holders (collectively, the “Members”). As of December 31, 2008, the Fund had a total of 162,127 Common Units outstanding and 250 Preferred Units outstanding. As of December 31, 2008, Regency Centers Corporation, through its affiliates, (collectively, “Regency”) owns 20% of the Common Units outstanding.

Contributions are made by each Common Unit holder in proportion to its ownership percentage interest.

Distributions are made each quarter first to the Preferred Unit holders and then to the Common Unit holders in accordance with their ownership percentage at the declaration date. Distributions are further reallocated between the general and Common Unit holders in accordance with the Asset Distribution Fee agreement. See note 7 for further discussion.

Net income is allocated first to the Preferred Unit holders at the stated rate and then to the Common Unit holders.

(b)	Revenues

The Fund leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due.

As part of the leasing process, the Fund may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Fund is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Recognition of lease revenue commences when the lessee is given possession of the leased space upon completion of tenant improvements when the Fund is the owner of the leasehold improvements. However, when the leasehold improvements are owned by the tenant, the lease inception date is the date the tenant obtains possession of the leased space for purposes of constructing its leasehold improvements.

Substantially all of the lease agreements with anchor tenants contain provisions that provide for additional rents based on tenants’ sales volume (percentage rent) and reimbursement of the tenants’ share of real estate taxes, insurance, and common area maintenance (“CAM”) costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes, insurance, and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2008 (unaudited) and 2007

(c)	Real Estate Investments

Land, buildings, and improvements are recorded at cost.

Maintenance and repairs that do not improve or extend the useful lives of the respective assets are recorded in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to 40 years for buildings and improvements, the shorter of the useful life or the lease term for tenant improvements.

The Fund allocates the purchase price of assets acquired (net tangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“Statement 141”). Statement 141 provides guidance on the allocation of a portion of the purchase price of a property to intangible assets. The Fund’s methodology for this allocation includes estimating an “as-if vacant” fair value of the physical property, which is allocated to land, building, and improvements. The difference between the purchase price and the “as-if vacant” fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above and below-market value of in-place leases, and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases compared to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is recorded to amortization expense over the remaining initial term of the respective leases in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”).

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market leases is amortized as a reduction of minimum rent over the remaining terms of the respective leases. The value of below- market leases is accreted to minimum rent over the remaining terms of the respective leases, including below-market renewal options, if applicable. The Fund does not allocate value to customer relationship intangibles if it or Regency has pre-existing business relationships with the major retailers in the acquired property since they do not provide incremental value over the Fund’s existing relationships.

The Fund follows the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“Statement 144”). In accordance with Statement 144, the Fund classifies an operating property or a property in development as held-for-sale when the Fund determines that the property is available for immediate sale in its present condition, the property is being actively marketed for sale, and management believes it is probable that a

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2008 (unaudited) and 2007

sale will be consummated within one year. Given the nature of all real estate sales contracts, it is not unusual for such contracts to allow prospective buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements, often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, or may not close at all. Therefore, any properties categorized as held-for-sale represent only those properties that management has determined are probable to close within the requirements set forth in Statement 144. Operating properties held-for-sale are carried at the lower of cost or fair value less costs to sell. The recording of depreciation and amortization expense is suspended during the held-for-sale period. No properties were classified as “held-for-sale” at December 31, 2008 or 2007.

In accordance with Statement 144 and EITF 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement 144 in Determining Whether to Report Discontinued Operations” (“EITF 03-13”), when the Fund sells a property or classifies a property as held-for-sale and will not have significant continuing involvement in the operation of the property, the operations of the property are eliminated from ongoing operations and classified in discontinued operations. In accordance with EITF 87-24 “Allocation of Interest to Discontinued Operations” (“EITF 87-24”), its operations, including any mortgage interest and gain on sale, are reported in discontinued operations so that the operations are clearly distinguished. Prior periods are also reclassified to reflect the operations of these properties as discontinued operations. When the Fund sells operating properties and will continue to manage the properties, the operations and gains on sales are included in income from continuing operations.

The Fund reviews its real estate portfolio whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For properties to be “held and used” for long term investment, the Fund estimates undiscounted future cash flows over the expected investment term including the estimated future value of the asset upon sale at the end of the investment period. Future value is generally determined by applying a market based capitalization rate to the estimated future net operating income in the final year of the expected investment term. If after applying this method a property is determined to be impaired, the Fund determines the provision for impairment based upon applying a market capitalization rate to current estimated net operating income as if the sale were to occur immediately. For properties “held for sale”, the Fund estimates current resale values by market through appraisal information and other market data less expected costs to sell. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of those markets in which the Fund operates, tenant credit quality, and demand for new retail stores. No impairment was recorded for the year ended December 31, 2008 or from the period December 21, 2006 (inception) to December 31, 2007.

(d)	Income Taxes

Certain entities within the Fund were formed as Delaware real estate investment trusts (“REIT”) in December 2006 and elected to be taxed as a REIT under the Internal Revenue Code of 1986. Under the Internal Revenue Code, a REIT is generally not required to pay federal income taxes if it distributes 90% of its taxable income and meets certain other requirements.

The Fund accounts for uncertainties in income tax law in accordance with FASB

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2008 (unaudited) and 2007

Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Fund believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years (after 2006 for federal and state) based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter.

(e)	Deferred Costs

Deferred costs include leasing costs and loan costs, net of accumulated amortization. Such costs are amortized over the periods through lease expiration or loan maturity, respectively. If the lease is terminated early or if the loan is repaid prior to maturity, the remaining leasing costs or loan costs are written off. Deferred leasing costs consist of external commissions associated with leasing the Fund’s shopping centers. Net deferred leasing costs were approximately $195,000 at December 31, 2008. Deferred loan costs consist of initial direct and incremental costs associated with financing activities. Net deferred loan costs were $1.3 million and approximately $510,000 at December 31, 2008 and 2007, respectively.

(f)	Cash and Cash Equivalents

Any instruments that have an original maturity of 90 days or less when purchased are considered cash equivalents.

(g)	Restricted Cash

At December 31, 2008, $1.3 million of cash was restricted through escrow agreements required for certain mortgage loans.

(h)	Tenant Receivables

Accrued rents are included in tenant receivables. The Fund estimates the collectibility of the accounts receivable related to base rents, straight-line rents, expense reimbursements, and other revenue taking into consideration the Fund’s experience in the retail sector, available internal and external tenant credit information, payment history, industry trends, tenant credit-worthiness, and remaining lease terms. In some cases, primarily relating to straight-line rents, the collection of these amounts extends beyond one year.

(i)	Fair Value Measurements

On January 1, 2008, the Fund adopted SFAS No. 157, “Fair Value Measurements” (“Statement 157”) as amended by FASB Staff Position “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). Statement 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2008 (unaudited) and 2007

fair value measurements, Statement 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access.

•	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Unobservable inputs for the asset or liability, which are typically based on the Fund’s own assumptions, as there is little, if any, related market activity.

As required by Statement 157, assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Fund’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may effect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. As of December 31, 2008, all of the Fund’s assets and liabilities that are measured at fair value on a recurring basis were derived using primarily Level 3 inputs.

(j)	Recent Accounting Pronouncements

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3 “Determination of the Useful Life of Intangible Assets” (“FAS 142-3”). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141R, and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The impact of adopting this statement is not considered to be material.

In February 2008, the FASB amended Statement 157 with FSP FAS 157-2 “Effective Date of FASB Statement No. 157” (FSP FAS 157-2) to delay the effective date of Statement 157 for nonfinancial assets and nonfinancial liabilities to be effective for financial statements issued for fiscal years beginning after November 15, 2008. The Fund does not believe the adoption of FSP FAS 157-2 for its nonfinancial assets and liabilities will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“Statement 141(R)”). This Statement, among other things, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. This Statement also establishes disclosure requirements of the acquirer to enable users of the financial statements to evaluate the effect of the business combination. This Statement is effective for financial statements issued for fiscal years beginning on or after

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2008 (unaudited) and 2007

December 15, 2008 and early adoption is prohibited. The impact on the Fund’s financial statements will be reflected at the time of any acquisition after the implementation date that meets the requirements above.

2.	Real Estate Investments

During 2008, the Fund acquired two shopping centers, one from Regency and one from a third party, for a combined purchase price of $167.8 million. Acquired lease intangible assets and acquired lease intangible liabilities of $17.9 million and $9.3 million, respectively, were recorded for these acquisitions. During the period from December 21, 2006 (inception) to December 31, 2007, the Fund acquired eight shopping centers from Regency for a combined purchase price of $199.4 million. Acquired lease intangible assets and acquired lease intangible liabilities of $23.7 million and $8.9 million, respectively, were recorded for these acquisitions. The acquisitions were accounted for as purchase business combinations and their results of operations are included in the combined financial statements from the date of acquisition. Results from operations for the periods prior to acquisition are not significant, therefore, not disclosed, because the properties were under development.

3.	Acquired Lease Intangibles

The Fund has acquired lease intangible assets, net of amortization, of $33.8 million and $22.4 million at December 31, 2008 and 2007, respectively, of which $29.1 million and $19.8 million relates to in-place leases. These in-place leases have a remaining weighted average amortization period of 8.8 years and the aggregate amortization expense recorded for these in-place leases was $6.2 million for the year ended December 31, 2008 and $1.2 million for the period from December 21, 2006 (inception) to December 31, 2007. The Fund has above-market lease intangible assets, net of amortization, of $4.7 million and $2.6 million at December 31, 2008 and 2007. The remaining weighted average amortization period is 8.1 years and the aggregate amortization expense recorded as a reduction to minimum rent for these above-market leases was approximately $380,000 for the year ended December 31, 2008 and approximately $16,000 for the period from December 21, 2006 (inception) to December 31, 2007.

The Fund has acquired lease intangible liabilities, net of accretion, of $15.2 million and $8.3 million at December 31, 2008 and 2007. The remaining weighted average accretion period is 11.3 years and the aggregate amount accreted as an increase to minimum rent for these below-market rents was $2.5 million for the year ended December 31, 2008 and approximately $590,000 for the period from December 21, 2006 (inception) to December 31, 2007.

The estimated aggregate amortization and net accretion amounts from acquired lease intangibles for each of the next five years are as follows (in thousands):

Year Ending December 31,	Amortization Expense	Minimum Rent, Net
2009	$3,937	980
2010	3,937	982
2011	3,937	987
2012	3,937	994
2013	2,981	999

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2008 (unaudited) and 2007

4.	Notes Payable

The Fund’s outstanding debt at December 31, 2008 and 2007 consists of the following (in thousands):

	2008	2007

Notes payable:
Fixed rate mortgage loans	$208,310	105,220
Subscription line	1,100	-

Total	$209,410	105,220

On January 28, 2008, the Fund placed a $12.1 million mortgage loan on a property. The loan has a ten-year term and is interest only with a fixed interest rate of 6.18%. On April 11, 2008, the Fund assumed a $65.2 million, net of debt discount of approximately $794,000, mortgage loan on a property acquisition maturing on December 1, 2016 and is interest only with a fixed interest rate of 5.81%. On September 25, 2008, the Fund placed a $38.0 million mortgage loan on a property. The loan has a seven-year term and is interest only with a fixed interest rate of 6.35%.

Mortgage loans are secured and may be prepaid, but could be subject to yield maintenance premiums. Mortgage loans are generally due in monthly installments of either interest only or principal and interest, and mature over various terms through 2018. Fixed interest rates on mortgage loans range from 5.68% to 6.35% and average 5.89%.

On September 24, 2008, the Fund entered a Subscription Line agreement with PNC Bank, NA. The agreement included a borrowing capacity of $40,000,000 at a rate of LIBOR plus 80 points (4.36% at December 31, 2008) with a termination date of September 21, 2009. The balance on the Subscription Line was $1.1 million at December 31, 2008. The Fund has plans to pay down the Subscription Line at maturity with funds from operations or with capital contributions from its Partners. The Fund is required to comply and is in compliance with the financial and other covenants of this financing as of December 31, 2008.

As of December 31, 2008, scheduled principal repayments on notes payable were as follows (in thousands):

Scheduled Payments by Year	Scheduled Principal Payments	Term Loan Maturities	Total Payments

2009	$216	1,100	1,316
2010	229	-	229
2011	243	-	243
2012	258	-	258
2013	274	-	274
Beyond 5 Years	1,271	206,541	207,812
Unamortized debt discount	-	(722)	(722)

Total	$2,491	206,919	209,410

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2008 (unaudited) and 2007

5.	Members’ Capital

(a)	Preferred Units

At December 31, 2008 and 2007, the face value of the Preferred Units was $250,000 with a fixed distribution rate of 12.5% per annum.

(b)	Common Units

As of December 31, 2008 and 2007, the Fund had issued and outstanding 162,127.00 and 96,670.95, respectively, Common Units to 11 Unit holders at a price of $1,000 per unit.

6.	Operating Leases

Future minimum rents under noncancelable operating leases as of December 31, 2008, excluding both tenant reimbursements of operating expenses and additional percentage rent based on tenants’ sales volume, are as follows (in thousands):

Year Ending December 31,	Amount
2009	$22,978
2010	21,389
2011	20,203
2012	19,814
2013	18,380

The shopping centers’ tenant base includes primarily national and regional supermarkets, drug stores, discount department stores and other retailers and, therefore, the credit risk is concentrated in the retail industry. No tenants individually represent more than 6% of the Fund’s future minimum rents.

7.	Related Party Transactions

Per the Agreement, Regency will provide property management services to the Fund. The fee is paid monthly based on 3.75% of gross receipts. During the year ended December 31, 2008 and the period from December 21, 2006 (inception) to December 31, 2007, the Fund incurred approximately $895,000 and $378,000, respectively, for such services. As of December 31, 2008 and 2007, approximately $97,000 and $50,000, respectively, was payable and included in accounts payable and other liabilities.

Per the Agreement, the Fund shall pay Regency a construction management fee on tenant improvements and other capital improvements to existing structures. The construction management fee is equal to 5% of total project costs as defined in the Agreement and are capitalized as buildings and improvements. During the year ended December 31, 2008 and the period from December 21, 2006 (inception) to December 31, 2007, no such fees were incurred.

Per the Agreement, the Fund shall pay Regency a debt placement fee for permanent financing in accordance with the fee structure outlined in the Agreement and are capitalized as deferred costs. During the year ended December 31, 2008 and the period from December 21, 2006 (inception) to December 31, 2007, the Fund incurred approximately $190,000 and $425,000, respectively, for such services.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2008 (unaudited) and 2007

Per the Agreement, the Fund shall pay leasing commissions to Regency to perform such services that are capitalized as deferred costs. During the year ended December 31, 2008, the Fund incurred approximately $205,000 for such services. During the period from December 21, 2006 (inception) to December 31, 2007, no such fees were incurred.

Per the Agreement, the Common Unit holders shall pay Regency asset distribution fees for investments under management. The fees are paid as follows through a reallocation of cash distributions:

Sum of Common Unit holders’ Unfunded Capital Commitment & Asset Distribution Base	Rate per Annum	Rate per Quarter
< $50 million	1.25%	0.3125%
>/= $50 million, < $100 million	1.15%	0.2875%
>/= $100 million, < $175 million	1.00%	0.2500%

Common Unit holders with greater than or equal to $175 million in Unfunded Capital Commitment & Asset Distribution Base pay Regency asset distribution fees based on separately negotiated agreements.

During the year ended December 31, 2008 and the period from December 21, 2006 (inception) to December 31, 2007, the Common Unit holders incurred asset distribution fees of approximately $689,000 and $289,000, respectively, of which approximately $214,000 and $94,000 remained payable as of December 31, 2008 and 2007, respectively.

8.	Commitments and Contingencies

All of the properties owned by the Fund have been subjected to environmental reviews. None of the environmental assessments has revealed, nor is management aware of, any environmental liability that management believes would have a material effect on its financial position, liquidity, or operations.

9.	Fair Value Measurements

Notes Payable

The fair value of fixed rate loans are estimated using cash flows discounted at current market rates available to the Fund for debt with similar terms and maturities. Fixed rate loans assumed in connection with real estate acquisitions are recorded in the accompanying consolidated financial statements at fair value at the time of acquisition. The carrying value of the Fund’s Subscription Line is based upon a spread above LIBOR which is lower than the spreads available in the current credit markets, causing the fair value of such variable rate debt to be below its carrying value. Based on the estimates used by the Fund, the fair value of mortgage notes payable and the Subscription Line was approximately $190.7 million at December 31, 2008.